1 Patria’s First Quarter 2023 Earnings MAY 4, 2023

2 Disclaimer This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies.

3 Patria Reports First Quarter 2023 Results “Patria generated solid results in the first quarter through Distributable Earnings of $39 million or 27 cents per share, again delivering an attractive dividend of nearly 23 cents per share to shareholders and demonstrating the resilience of our business through challenging market conditions. We see good momentum in fundraising, with more than $750 million of inflows through April, and we remain on track for our 2023 targets of $5-6 billion of fundraising and $150 million of Fee Related Earnings.” ALEX SAIGH CHIEF EXECUTIVE OFFICER MAY 4, 2023 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the first quarter ended March 31, 2023. Conference Call Patria will host its first quarter 2023 investor conference call via public webcast on May 4, 2023, at 9:00 a.m. ET. To register, please use the following link: https://edge.media- server.com/mmc/p/52j8sdtz For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ About Patria Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $27.3 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com Shareholder Relations Contacts JOSH WOOD PatriaShareholdersRelations@patria.com T: +1 917 769-1611 E: josh.wood@patria.com ANDRE MEDINA T: +1 345 640-4904 E: andre.medina@patria.com Dividend Patria has declared a quarterly dividend of $0.226 per share to record holders of common stock at the close of business on May 17, 2023. This dividend will be paid on June 8, 2023.

4 Patria Reports First Quarter 2023 Results MAY 4, 2023

5 Patria’s First Quarter 2023 IFRS Results ▪ IFRS Net Income attributable to Patria was US$19.4 million for 1Q23 Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document. (US$ in millions) 1Q22 1Q23 Revenue from management fees 54.6 58.8 Revenue from incentive fees 0.0 0.1 Revenue from performance fees (1) - 15.5 Revenue from advisory and other ancillary fees 1.1 0.5 Taxes on revenue (2) (0.8) (1.1) Revenue from services 55.0 73.8 Personnel expenses (3) (16.9) (18.4) Deferred Consideration (4) (6.1) (6.1) Amortization of intangible assets (4.4) (4.9) Carried interest allocation - (5.4) General and Administrative expenses (7.4) (8.9) Other income/(expenses) (5) (2.2) (8.4) Share of equity-accounted earnings (6) - (0.6) Net financial income/(expense) (7) 4.6 1.9 Income before income tax 22.5 22.8 Income tax (8) (4.2) (3.1) Net income for the period 18.3 19.7 Attributable to: Owners of the Parent 18.3 19.4 Non-controlling interests (9) - 0.3

6 Highlights Fee Related Earnings $31 mn in 1Q23 At a margin of 55% $390 mn of inflows in 1Q23 $0.27 …representing a 6+% annualized dividend yield1 1Q23 (1) Considers PAX share price as of 31-Mar-23 DE per share $o.226 1Q23 Dividend per share or $750+ mn YTD including April… across multiple products driven by momentum on our Brazil focused strategies Remain on track for 2023 FY targets $5-6 bn of organic inflows $150 mn of FRE $10 mn of Performance Related Earnings in 1Q23 $2.97 of net accrued performance fees, reflecting significant embedded value for shareholders per share of Fundraising:

7 ▪ Total Assets Under Management (“AUM”) of $27.3 billion as of March 31, 2023, compared to $27.6 billion one year ago ▪ Fee-Earning AUM (“FEAUM”) of $19.9 billion as of March 31, 2023, compared to $19.0 billion one year ago ▪ Fundraising of $390 million in 1Q23 and $2.1 billion in the LTM ▪ Total Deployment of $131 million in 1Q23 and $1.4 billion in the LTM ▪ Realizations of $62 million in 1Q23 and $261 million in the LTM Patria’s First Quarter 2023 Summary Financial Measures Key Business Metrics ▪ Fee Related Earnings (“FRE”) of $31.2 million in 1Q23, compared to $31.9 million in 1Q22 ▪ Performance Related Earnings of $10.0 million in 1Q23 ▪ Distributable Earnings (“DE”) of $39.1 million in 1Q23, compared to $35.0 million in 1Q22 ▪ Net Accrued Performance Fees were $437 million as of March 31, 2023, or $2.97 per share ▪ Declared quarterly dividend of $0.226 per common share payable on June 8, 2023 See notes and definitions at end of document

8 Patria’s First Quarter 2023 Earnings See notes and definitions at end of document. Totals may not add due to rounding. Note: For Patria’s non-GAAP Income Statement, results for VBI Real Estate are reflected on a proportional consolidated basis to include Patria’s 50% ownership stake on each line item. In the IFRS Income Statement, VBI Real Estate is fully consolidated on each line item and adjusted by non-controlling interest. ▪ Distributable Earnings (“DE”) of $39.1 million in 1Q23 (US$ in millions) 1Q22 1Q23% Δ Management Fees 54.6 57.5 5% (+) Incentive Fees 0.0 0.1 (+) Other Fee Revenues 1.1 0.5 (–) Taxes on Revenues (1) (0.8) (1.0) Total Fee Revenues 55.0 57.1 4% (–) Personnel Expenses (15.1) (16.8) 11% (–) General and Administrative Expenses (6.5) (7.6) 18% (–) Placement Fees Amortization and Rebates (2) (1.5) (1.6) 6% Fee Related Earnings (FRE) 31.9 31.2 -2% FRE Margin (%) 58% 55% Realized Performance Fees (After-Tax) - 15.5 (–) Carried interest allocation and bonuses (3) - (5.4) Performance Related Earnings (PRE) - 10.0 (+) Net financial income/(expense) (4) 4.8 (1.0) Pre-Tax Distributable Earnings 36.7 40.2 (–) Current Income Tax (5) (1.7) (1.1) Distributable Earnings (DE) 35.0 39.1 DE per Share 0.24 0.27

9 Fee Related Earnings (“FRE”) See notes and definitions at end of document. Totals may not add due to rounding. 31.9 31.2 23.1 26.0 58% $55.0 million $57.1 million 1Q22 1Q23 FRE Margin ▪ 1Q23 Total Fee Revenues of $57.1 million were up 4% compared to 1Q22 driven by deployment in our drawdown funds and inorganic growth ▪ 1Q23 Fee Related Earnings of $31.2 million compared to $31.9 million in 1Q22, aligned with our prior commentary that 1Q23 results would be similar to our 2022 run rate ▪ FRE margin of 55% in 1Q23, compared to 58% in 1Q22, and within our guidance range for the year 55% Total Fee Revenues Operating Expenses Fee Related Earnings +4%

10 Net Accrued Performance Fees ▪ Net Accrued Performance Fees were $437 million on March 31, 2023, compared to $478 million on December 31, 2022 driven primarily by public company valuation impact and realization activity in Private Equity Fund V ▪ $10 million of Performance Related Earnings (PRE) in 1Q23 driven by an early crystallization of performance fees in Private Equity Fund V as a product of the successful completion of Lavoro’s IPO process1 ▪ The current Net Accrued Performance Fees equate to $2.97 per share See notes and definitions at end of document. Totals may not add due to rounding. 212 77 134 Net Accrued Performance Fees (US$ in millions) US$ 437 mn PE VI 2 PE V IS III Others3 1Q23 Composition by Fund 4Q22 1Q23 535 44 EoP FX US$/BRL 5.22 PE V (2015) EoP FX US$/BRL 5.08 (10) Others3 Period Change in Balance by Fund (Vintage) IS IV478 1Q22 EoP FX US$/BRL 4.74 43744749 PE VI (2019) 1Q23 Before Realization PE V Realized Perf. Fee 12 2 2

Total Assets Under Management

- Total AUM of $27.3 billion as of March 31, 2023, compared to $27.2 as of December 31, 2022, and $27.6 billion one year ago
- LTM capital inflows of $3.4 billion outpaced outflows of $(2.5) billion, but were additionally offset by $(0.7) billion of currency devaluation and $(0.7) billion of portfolio valuation impact driven mainly by our publicly traded holdings
- Total AUM is comprised of Fair Value of Investments of $22.8 billion and Uncalled Capital of $4.5 billion as of March 31, 2023



Private Equity
Infrastructure
Credit
Public Equities
Real Estate
Advisory & Distribution
(US$ in billions)
27.6
0.4
2.2
2.5
5.3
5.6
11.6
1Q22
27.3
1.3
2.5
2.2
4.7
5.9
10.6
1Q23



Fair Value of Investments
2.5
1.2
2.2
8.2
US$ 22.8 bn
4.7
3.9
+
Uncalled Capital
0.1
2.0
US$ 4.5 bn
2.4

Fundraising Activity

- $390 million of organic fundraising in 1Q23 anchored by notably strong momentum in our Brazil-focused products
- Approximately $370 million of additional capital inflows in April, bringing YTD inflows to over $750 million

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

11

Portfolio Activity - Drawdown Funds

Total Deployment[1] ($mn) (Invested + Reserved)	2Q22	3Q22	4Q22	1Q23	LTM23
Total	**655**	**-**	**635**	**131**	**1,421**
Private Equity	450	-	515	-	965
Infrastructure	199	-	120	127	446
Others[2]	6	-	-	4	10

Valuation Impact ($mn) Increase (Decrease)	2Q22	3Q22	4Q22	1Q23	LTM23
Total	**(526)**	**413**	**117**	**(526)**	**(522)**
Private Equity	(713)	282	(63)	(576)	(1,070)
Infrastructure	232	121	197	47	597
Others[2]	(45)	10	(17)	3	(49)

Realizations ($mn)	2Q22	3Q22	4Q22	1Q23	LTM23
Total	**30**	**47**	**122**	**62**	**261**
Private Equity	28	19	2	44	93
Infrastructure	0	10	103	4	117
Others[2]	2	19	16	14	51

- $131 million deployed in 1Q23 and more than $1.4 billion deployed in the LTM with new drawdown fund allocations typically concentrated in second and fourth quarters
- Valuation impact of $(522) million over the LTM driven by mark-to-market impact of publicly traded positions, positively offset by portfolio appreciation in Infrastructure
- Realizations of $261 million in the LTM, with recent major divestment activity in Infrastructure Fund III yet to be reflected based on timing of cash flows

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

(1) *Total Deployment* represents the incremental capital invested or reserved in the period, as this reflects the most relevant activity driving fee revenue and the fundraising cycle.

(2) *Others* include Credit and Real Estate drawdown funds.

12

Fee Earning Assets Under Management

- Fee Earning AUM (FEAUM) of $19.9 billion was up 5% from one year ago mainly driven by deployment in our flagship funds, inflows across the platform and M&A, partially offset by Infrastructure Fund II reaching the contractual end of its fee term and redemptions in Credit and Public Equities
- Management Fees of $57.5 million in 1Q23 were up 5% compared to 1Q22 with approximately 70% of current management fees denominated in U.S. dollars and not exposed to currency fluctuations
- $125 thousand of accrued Incentive Fees as of March 31, 2023 driven by our credit products
- $800 million of pending FEAUM as of March 31, 2023 eligible to generate management fees once deployed



Private Equity
Infrastructure
Credit
Public Equities
Real Estate
Advisory & Distribution
(US$ in billions)
5%
19.0
19.9
0.5
1.9
2.5
5.1
3.7
5.3
1.8
1.4
2.2
4.7
3.3
6.4
1Q22
1Q23

1Q23 Mgmt. Fee Revenue Breakdown Per Strategy



US$
57.5 mn
44%
22%
16%
7%
5%
6%

PATRIA

Note: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document. Totals may not add due to rounding.

13

Platform Overview by Asset Class

Asset Class	FEAUM by Structure			Fee Basis	Duration	Currency Exposure Hard / Soft (%)	Effective Mgmt. Fee Rate
Private Equity	$6.4bn	100%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	97% / 3%	1.7%
Infrastructure	$3.3bn	95%	Drawdown Funds	Hybrid: Committed/ Deployed Capital at Cost	Long-dated & Illiquid	82% / 18%	1.5%
		5%	Infrastructure Core	Net Asset Value	Permanent Capital	0% / 100%	
Credit	$4.7bn	94%	Open/Evergreen Funds	Net Asset Value	Periodic/Limited liquidity	73% / 27%	0.8%
		6%	Drawdown Funds	Net Asset Value	Long-dated & Illiquid	0% / 100%	
Public Equities	$2.2bn	100%	Open/Evergreen Funds	Net Asset Value	Periodic/Limited liquidity	0% / 100%	0.8%
Real Estate	$1.4bn	42%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	61% / 39%	1.1%
		58%	REITs	Net Asset Value	Permanent Capital	0% / 100%	
Advisory & Distribution	$1.8bn	32%	Advisory	Net Asset Value	Periodic/Limited liquidity	29% / 71%	0.4%
		68%	Distribution Partnerships	Based on Underlying Fund	Long-dated & Illiquid	100% / 0%	
Total	**$19.9bn**					**69% / 31%**	**1.2%**

PATRIA

Note: *Currency Exposure Hard / Soft (%)* reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. *Effective Management Fee Rate* reflects the management fee revenue divided by the average FEAUM for the past 12 months. Real Estate *Effective Mgmt. Fee Rate* includes the proforma impact of 100% of VBI which is effective at Patria's 50% ownership level. Private Equity effective management fee rate is temporarily impacted by fee holiday terms for our latest vintage flagship fund.

14

15 Total AUM Roll Forward Three Months Ended March 31, 2023 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 4Q22 10,909 5,836 4,693 2,140 1,325 2,345 27,250 Acquisitions1 - - - - - - - Inflows2 28 63 91 6 46 156 390 Outflows3 (44) (7) (266) (115) (25) (65) (523) Valuation Impact (571) 58 151 79 (35) (8) (327) FX 185 69 42 95 32 81 504 Funds Capital Variation4 86 (70) (6) - (6) - 5 AUM 1Q23 10,593 5,950 4,705 2,205 1,337 2,509 27,299 Twelve Months Ended March 31, 2023 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 1Q22 11,628 5,559 5,308 2,519 411 2,214 27,639 Acquisitions1 285 - - - 1,021 - 1,305 Inflows2 283 164 386 155 89 982 2,059 Outflows3 (93) (127) (995) (514) (68) (662) (2,459) Valuation Impact (1,130) 535 (2) 60 (106) (20) (663) FX (467) (185) (24) (14) (9) (5) (704) Funds Capital Variation4 88 3 32 - (1) - 122 AUM 1Q23 10,593 5,950 4,705 2,205 1,337 2,509 27,299 See notes and definitions at end of document. Totals may not add due to rounding.

Total FEAUM Roll Forward

Twelve Months Ended March 31, 2023 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	Advisory & Distribution	*Total*
FEAUM 1Q22	**5,283**	**3,722**	**5,092**	**2,521**	**452**	**1,923**	**18,992**
Acquisitions[1]	111	-	-	-	888	-	998
Inflows[2]	1,094	91	446	155	97	280	2,163
Outflows[3]	(75)	(485)	(826)	(515)	(77)	(272)	(2,248)
Valuation Impact	-	15	9	60	134	(91)	126
FX and Other	0	(19)	(23)	(14)	(80)	(2)	(138)
FEAUM 1Q23	**6,414**	**3,323**	**4,698**	**2,207**	**1,413**	**1,837**	**19,894**

Three Months Ended March 31, 2023 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	Advisory & Distribution	*Total*
FEAUM 4Q22	**6,048**	**3,287**	**4,520**	**2,142**	**1,404**	**1,767**	**19,167**
Acquisitions[1]	-	-	-	-	-	-	-
Inflows[2]	357	9	107	6	46	77	602
Outflows[3]	-	(3)	(117)	(115)	(23)	(33)	(292)
Valuation Impact	-	6	147	79	(47)	(8)	177
FX and Other	9	25	42	95	33	35	239
FEAUM 1Q23	**6,414**	**3,323**	**4,698**	**2,207**	**1,413**	**1,837**	**19,894**

PATRIA

Notes: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document. Totals may not add due to rounding.

16

Investment Performance - Drawdown Funds

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000	Divested	163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	Divested	614,685	1,947	1,193,700	1,195,648	1.9x	8%	19%
PE IV (2011)	1,270,853	117%	1,211,687	1,490,935	209,465	1,700,400	1.4x	2%	10%
PE V (2015)	1,807,389	101%	1,533,645	3,438,661	136,916	3,575,577	2.3x	17%	24%
PE VI (2019)	2,689,666	110%	1,581,925	2,271,186	32,371	2,303,558	1.5x	15%	13%
PE VII (2022)	1,025,000	Fundraising	79,359	87,859	-	87,859	1.1x	n/m	n/m
Total Private Equity ex. Co-Inv	**7,648,504**		**5,236,761**	**7,290,588**	**2,904,557**	**10,195,145**	**1.9x**	**13%**	**18%**
Co investments	745,010	100%	745,010	417,848	30,588	448,436	0.6x	n/m	n/m
Total Private Equity	**8,393,514**		**5,981,771**	**7,708,436**	**2,935,145**	**10,643,582**	**1.8x**	**12%**	**17%**
Infrastructure									
Infra II (2010)	1,154,385	102%	997,679	359,123	824,439	1,183,562	1.2x	0%	10%
Infra III (2013)	1,676,237	116%	1,306,477	2,201,979	701,980	2,903,959	2.2x	13%	22%
Infra IV (2018)	1,941,000	112%	515,360	762,167	-	762,167	1.5x	15%	13%
Total Infrastructure ex. Co-Inv	**4,771,622**		**2,819,515**	**3,323,269**	**1,526,419**	**4,849,688**	**1.7x**	**7%**	**16%**
Co investments	1,030,516	76%	781,585	478,637	597,039	1,075,676	1.4x	n/m	n/m
Total Infrastructure	**5,802,138**		**3,601,101**	**3,801,906**	**2,123,458**	**5,925,364**	**1.6x**	**7%**	**17%**
Real Estate/Agribusiness	(BRL)	%	(BRL)	(BRL)	(BRL)	(BRL)	(BRL)	(USD)	(BRL)
RE I (2004)	177,362	Divested	168,335	-	459,072	459,072	2.7x		24%
RE II (2009)	996,340	87%	1,020,355	36,854	1,128,336	1,165,191	1.1x		5%
RE III (2013)	1,310,465	86%	1,172,773	381,769	149,879	531,647	0.5x		-15%
Farmland (2018)	149,043	Divested	61,019	-	96,684	96,684	1.6x		14%
Co investments	1,107,668	100%	1,093,900	9,023	-	9,023	0.0x		-70%
Total Real Estate/Agri	**3,740,879**		**3,516,382**	**427,646**	**1,833,971**	**2,261,617**	**0.6x**		**-10%**

PATRIA

Note: Patria will report investment performance for funds/strategies with Total AUM equal or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO. Going forward, new funds will be reported as they reach the $500 million threshold.

17

18 Investment Performance - Credit & Public Equities Note: Includes composite investment performance for funds of strategies with Total AUM of $500 million or more, and where relevant, a weighted composite of underlying benchmarks 1yr 3yr 5yr Since Incep. Latam High Yield (2000) USD 3,126 -2.1% 11.0% 2.7% 10.8% Benchmark: CEMBI Broad Div Latam HY -3.3% 8.4% 2.2% 7.0% 380 bps Latam Local Currency Debt (2009) USD 709 2.3% 12.7% -0.4% 3.5% Benchmark: GBI Broad Div Latam 5.7% 6.7% 0.4% 2.6% 93 bps Latam Equities (2008) USD 726 -13.7% 16.9% -2.0% 2.6% Benchmark: Latam Equities Index -11.3% 18.3% -1.5% 0.2% 239 bps Chilean Equities (1994) CLP 1,205 26.3% 18.0% 0.7% 13.1% Benchmark: Chilean Equities Index 15.8% 14.9% -1.8% 7.7% 540 bps Excess Return Since Incept. Public Equities Credit Asset Class Strategy Functional Currency Strategy AUM (USD Mn) Compounded Annualized Net Returns

19 Reconciliations and Disclosures

20 Share Summary 1Q22 2Q22 3Q22 4Q22 1Q23 Class A Common Shares 54,247,500 54,247,500 54,247,500 54,247,500 54,247,500 Class B Common Shares 92,945,430 92,945,430 92,945,430 92,945,430 92,945,430 Total Shares Outstanding 147,192,930 147,192,930 147,192,930 147,192,930 147,192,930

21 Patria’s Earnings – 5 Quarter View See notes and definitions at end of document (US$ in millions) 1Q22 2Q22 3Q22 4Q22 1Q23 Management Fees 54.6 55.6 55.8 54.6 57.5 (+) Incentive Fees 0.0 0.1 0.1 5.9 0.1 (+) Other Fee Revenues 1.1 0.9 0.5 1.7 0.5 (–) Taxes on Revenues (1) (0.8) (0.9) (0.9) (1.1) (1.0) Total Fee Revenues 55.0 55.6 55.4 61.0 57.1 (–) Personnel Expenses (15.1) (15.7) (15.6) (18.8) (16.8) (–) Administrative Expenses (6.5) (7.4) (7.1) (5.6) (7.6) (–) Placement Fees Amortization and Rebates (2) (1.5) (1.4) (1.1) (1.3) (1.6) Fee Related Earnings (FRE) 31.9 31.1 31.7 35.3 31.2 FRE Margin (%) 58% 56% 57% 58% 55% Realized Performance Fees (After-Tax) - - 0.0 29.1 15.5 (–) Carried interest allocation and bonuses (3) - - - (10.2) (5.4) Performance Related Earnings (PRE) - - 0.0 18.9 10.0 (+) Net financial income/(expense) (4) 4.8 (0.8) 0.1 0.6 (1.0) Pre-Tax Distributable Earnings 36.7 30.3 31.8 54.9 40.2 (–) Current Income Tax (5) (1.7) (1.1) (2.1) (1.6) (1.1) Distributable Earnings (DE) 35.0 29.2 29.7 53.3 39.1 DE per Share 0.24 0.20 0.20 0.36 0.27 Additional Metrics Total Assets Under Management 27,639 26,315 26,501 27,250 27,299 Fee-Earning Assets Under Management 18,992 18,773 18,584 19,164 19,894

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	1Q22	2Q22	3Q22	4Q22	1Q23
Management Fees	54.6	55.6	55.8	54.6	57.5
(+) Incentive Fees	0.0	0.1	0.1	5.9	0.1
(+) Other Fee Revenues	1.1	0.9	0.5	1.7	0.5
(–) Taxes on Revenues	(0.8)	(0.9)	(0.9)	(1.1)	(1.0)
Total Fee Revenues	**55.0**	**55.6**	**55.4**	**61.0**	**57.1**
(–) Personnel Expenses	(15.1)	(15.7)	(15.6)	(18.8)	(16.8)
(–) Administrative Expenses	(6.5)	(7.4)	(7.1)	(5.6)	(7.6)
(–) Placement Fees Amortization and Rebates	(1.5)	(1.4)	(1.1)	(1.3)	(1.6)
Fee Related Earnings (FRE)	**31.9**	**31.1**	**31.7**	**35.3**	**31.2**
Realized Performance Fees (After-Tax)	-	-	0.0	29.1	15.5
(–) Carried interest allocation and bonuses	-	-	-	(10.2)	(5.4)
Performance Related Earnings (PRE)	**-**	**-**	**0.0**	**18.9**	**10.0**
(+) Net financial income/(expense)	4.8	(0.8)	0.1	0.6	(1.0)
Pre-Tax Distributable Earnings	**36.7**	**30.3**	**31.8**	**54.9**	**40.2**
(–) Current Income Tax	(1.7)	(1.1)	(2.1)	(1.6)	(1.1)
Distributable Earnings (DE)	**35.0**	**29.2**	**29.7**	**53.3**	**39.1**
(-) Deferred Taxes (1)	(2.5)	1.4	0.1	(0.5)	(1.9)
(-) Amortization of intangible assets from acquisition (2)	(3.9)	(4.7)	(4.3)	(4.5)	(4.7)
(-) Long term employee benefits (3)	(1.8)	(1.2)	(0.1)	(0.4)	(0.7)
(-) Deferred and contingent consideration (4)	(7.0)	(7.0)	(7.3)	8.4	(7.2)
(-) Other transaction costs (5)	(1.0)	(1.0)	(1.4)	(3.9)	(2.5)
(-) Derivative financial instrument gains/(losses) (6)	(0.2)	2.8	(0.8)	(2.1)	0.8
(-) SPAC expenses and transaction costs (7)	(0.4)	(3.7)	(3.7)	(3.7)	(3.5)
Net income for the period (8)	**18.3**	**15.9**	**12.2**	**46.5**	**19.4**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

22

23 IFRS Balance Sheet Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document. (US$ in millions) 12/31/2022 3/31/2023 (US$ in millions) 12/31/2022 3/31/2023 Assets Liabilities and Equity Cash and cash equivalents 26.5 30.8 Client funds payable 23.6 20.0 Client funds on deposit 23.6 20.0 Consideration payable on acquisition (9) 33.2 38.7 Short term investments (1) 285.9 253.4 Personnel and related taxes (10) 27.1 10.0 Accounts receivable (2) 125.4 138.4 Taxes payable 0.9 3.0 Project advances 5.7 5.6 Carried interest allocation (11) 10.4 15.9 Other assets (4) 6.8 8.1 Derivative financial instuments 1.1 1.1 Recoverable taxes 5.7 7.9 Commitment subject to possible redemption (12) 234.1 240.1 Other liabilities (7) 7.6 42.4 Current Assets 479.6 464.2 Current liabilities 338.0 371.2 Accounts receivable (2) 6.3 6.3 Gross obligation under put option (15) 73.4 77.1 Deferred tax assets 1.7 - Consideration payable on acquisition (9) 33.4 35.9 Project advances 0.9 1.1 Carried interest allocation (11) 2.1 2.1 Other assets 2.0 2.3 Personnel liabilities 1.7 2.2 Long term investments (5) 35.3 54.8 Deferred tax liabilities - 0.2 Derivative financial instruments (3) 6.3 19.4 Other liabilities 14.1 14.3 Investments in associates (6) 8.0 7.8 Non-current liabilities 124.7 131.8 Property and equipment 24.6 25.2 Intangible assets (8) 411.5 417.9 Total liabilities 462.7 503.0 Non-current assets 496.6 534.8 Capital 0.0 0.0 Additional paid-in capital 485.2 485.2 Performance Share Plan (13) 1.5 1.8 Retained earnings 77.6 51.6 Cumulative translation adjustment (14) (11.5) (0.5) Equity attributable to the owners of the parent 552.8 538.1 Non-controlling interests (39.3) (42.1) Equity 513.5 496.0 Total Assets 976.2 999.0 Total Liabilities and Equity 976.2 999.0

24 Notes Notes to page 5 – Patria’s First Quarter 2023 IFRS Results (1) Performance fees determined in accordance with the funds offering documents and/or agreements with Limited Partners, based on the expected value for which it is highly probable that a significant reversal will not occur (2) Taxes on revenue represent taxes on services in some of the countries where Patria operates (3) Personnel expenses consist of fixed compensation costs composed of salaries and wages, rewards and bonuses, social security contributions, payroll taxes and short and long-term benefits (4) Deferred consideration is accrued for services rendered during retention period of employees from acquired businesses (5) Includes share issuance expenses related to the Initial Public Offering concluded on March 14, 2022 of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"), and other acquisition related transaction costs including M&A expenses, unwinding of considerations payable and gross obligations under put options on acquired business (6) Includes earnings and amortization on intangible assets from investments in associates (7) Mainly composed by the fair value adjustments from: long-term investments, derivative financial instruments and foreign exchange variance (8) Income tax includes both current and deferred tax expenses for the period (9) Represents the non-controlling interest of VBI Real Estate Notes to pages 8 – Patria’s First Quarter 2023 Earnings and 21 – Patria’s Earnings – 5 Quarter View (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings (2) Placement Fees amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds (3) Performance fee payable to carried interest vehicle have been excluded from performance related earnings (4) Net financial income/(expense) includes share of equity-accounted earnings, and unrealized gains/(losses) on financial instruments excluding unrealized gains/(losses) on option arrangements from business combination, warrants and other net financial income/(expenses) related to the SPAC (5) Current Income Tax represents tax expenses based on each jurisdiction’s tax regulations, including the Deferred Tax Expenses

25 Notes Notes to page 10 – Net Accrued Performance Fees (1) These performance fees were crystalized in conjunction with the IPO of Lavoro. For this specific case, the limited partners of the fund and Patria agreed that as a consequence of successful completion of the transaction, part of Performance Fee was crystalized through Lavoro shares to Patria (2) Beginning with 1Q23, we are reporting Net Accrued Performance Fees balances net of related compensation and revenue taxes only. Disclosures in prior periods were also reflected net of related corporate income taxes and for comparative purposes we have now adjusted prior periods to be consistent with current reporting methodology. (3) Others include Private Equity funds III and VII, Infrastructure fund II and Moneda Alturas II Notes to page 15 – Total AUM Roll Forward 1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows generally reflects fundraising activity in the period 3) Outflows generally reflects divestment activity in our drawdown funds, dividends, and redemption activity in funds that offer periodic liquidity 4) Funds Capital Variation generally reflects the change in cash-on-hand balances at the fund level during the period. This includes but is not limited to: (i) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been distributed to limited partners and (iii) amounts used to pay down capital call financing facilities Notes to page 16 – Total FEAUM Roll Forward 1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dependent on the individual fee terms of each fund 3) Outflows reflects decreases to the management fee basis of our funds related to divestment activity or a contractual basis stepdown in drawdown funds, redemption activity in funds that offer periodic liquidity, and dividends in certain funds with fees based on NAV.

26 Notes Notes to Page 22 – Reconciliation of IFRS to Non-GAAP Measures (1) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses (2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationship, and brands (3) Expenses with equity-based compensation and long-term employee benefits from acquired businesses. Includes Officers’ Fund tracking shares, IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business (4) Expenses for acquisition costs accruals. (i) Deferred consideration is accrued over retention period of key management from acquired businesses. (ii) Contingent consideration is the fair value adjustment of the earn-out payable. (5) Non-recurring expenses associated with business acquisitions and restructuring (6) Unrealized gains and losses on warrants issued by the SPAC and option arrangements from acquisition-related transaction (7) SPAC's expenses are excluded from Distributable Earnings (8) Reflects net income attributable to owners of the Parent Notes to Page 23 – IFRS Balance Sheet Results (1) The balance includes trust account of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC") (2) Current and non-current accounts receivable are mainly related to management and performance fees (3) Includes derivative financial instruments from acquisition related activity and Lavoro's IPO process (4) Other assets includes working capital movements related to prepaid expenses and advances (5) The long-term investments includes GP commitments into the funds (6) Reflects investments in associates (including intangibles on acquisition of associates) – Kamaroopin (7) Mostly composed by anticipated management fees received by the GP from certain drawdown funds, which services are rendered during the year. Revenues are recognized on a monthly basis as service is rendered. (8) Primarily composed of goodwill, non-contractual customer relationships and brands from business acquisitions and their amortization (9) The payable amounts relate to purchase consideration payable for business acquisitions, which include amounts contingent to the business performance over a specific period of time (10) Primarily composed by salaries wages and employee profit-sharing (11) Reflects 35% of performance fees receivable to be paid to a carried interest vehicle when the carried interests are collected from the funds (12) Liabilities related to SPAC for warrants (ticker PLAOW) and redeemable SPAC Class A ordinary shares (PLAO) (13) Reflects the share-based incentive plan (14) Mainly composed by the exchange rate changes on assets and liabilities held in foreign currencies (15) Gross obligation related to option arrangements from acquisition-related activity of businesses

27 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses). DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. • Drawdown Funds are illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10-14 years. • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date. Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement. • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity base compensation and non-recurring expenses. • Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital. • Incentive Fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments. • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings. • Net IRR represents the cash-weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals. Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund. • Pending FEAUM refers to committed capital that is eligible to earn management fees but is not yet activated per the basis defined in the applicable management agreement. • Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals. We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third-party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund. • Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us plus the investments directly made by others in the invested companies when offered by us as co-investments. In general, Total AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) uncalled capital, which is the difference between committed and called capital.